SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              FORM 12b-25

                                           Commission File No. 33-64611

                      NOTIFICATION OF LATE FILING


(Check One):  [  ] Form 10-K  [  ] Form 20-F [  ] Form 11K [x] Form 10-Q
              [  ] Form N-SAR

                       For Period Ended: July 31, 2002
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                       [  ] Transition Report on Form 10-K
                       [  ] Transition Report on Form 20-F
                       [  ] Transition Report on Form 11-K
                       [  ] Transition Report on Form 10-Q
                       [  ] Transition Report on Form N-SAR

                      For the Transition Period Ended:
                                                      ------------------


Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.


                                    PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Covista Communications, Inc.
Former Name if Applicable: n/a
Address of Principal Executive Office (Street and Number):150 Clove Road City, State and Zip Code: Little Falls, NJ 07424

                                      PART II
                             RULES 12-b-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

                                 PART III
                                NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

        All of the required information to file a complete and accurate report is not available.

                                PART IV
                          OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


Thomas P. Gunning      201                    599-6464
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(Name)             (Area Code)            (Telephone Number)

     (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                             [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
  subject report or portion thereof?    [x] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Preliminary indications are that the Company will report a loss of $6,471,000 or $0.48 per share on revenues of $50,222,000 for the six months ended July 31,2002 as compared to a loss of $4,507,000 or $0.47 per share for the prior year's fiscal period. For the three months ended July 2002, the indications are that the Company will report a loss of $3,607,000 or $0.25 a share on sales of $25,681,000 as compared to a profit of $85,560 or $0.01 per share on sales of $28,282,000 for the prior year's fiscal period.


                       Covista Communications, Inc.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2002             By:   /s/ Thomas P. Gunning
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                                         Thomas P. Gunning
                                         Chief Financial Officer